

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 23, 2017

By E-Mail

Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050

      Re: **Deckers Outdoor Corporation**
              Revised Preliminary Proxy Statement
              Filed on October 19, 2017
              File No. 001-36436

Dear Mr. Schnell:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement

Background of the Solicitation, page 11

1. It has come to our attention that Marcato delivered a proposed settlement on August 4, 2017 in which Marcato did not name any proposed new directors. Please advise or revise.

2. It has come to our attention that Marcato requested on October 3, 2017 that your board certify Marcato's nominees as "continuing directors." Please advise or revise.

Certain Effects of the Solicitation, page 15

3. With a view toward revised disclosure in this section, please tell us whether the acceleration of any equity awards or deferred compensation relating to a change of control is subject to a second trigger (i.e., termination of the employee). Your disclosure on pages 56 (sixth entry in the second table), 71 (third bullet point, middle column) and 72 (last bullet point) appear to suggest so. To the extent some awards or deferred compensation are subject to a single trigger and some are subject to a double trigger, please clarify this in the disclosure.

4. We note your disclosure that certain change of control provisions could be triggered if Marcato prevails in its proxy solicitation. We further note your disclosure that certain of the agreements may provide the Board with discretionary authority to certify Marcato's nominees prior to their election as "continuing directors" under the agreements. It appears that your 2015 Equity Incentive Plan and 2006 Equity Incentive Plan do, in fact, provide the Board with discretionary authority to certify Marcato's nominees as "continuing directors." Please revise or advise.

5. We note your disclosure on page 16 that the "Board, as constituted after any 'change in control,' would determine what actions, if any, to take with respect to [your] equity awards." Please disclose whether the Board, after a change in control, has the power to retroactively change the terms of the equity awards such that the election of Marcato's nominees would not trigger a change in control under your equity award agreements.

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions